Consent of Independent Registered Public Accounting Firm

To the Shareholders, Board of Directors and Audit Committee CrossFirst Bankshares, Inc.
Leawood, Kansas

We consent to the incorporation by reference in the registration statements (Nos. 333-233744 and 333- 239636) on Form S-8 of CrossFirst Bankshares, Inc. of our report dated February 26, 2021, with respect to the consolidated balance sheets of CrossFirst Bankshares, Inc. as of December 31, 2020 and 2019, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for the years ended December 31, 2020, 2019 and 2018, and the related notes, which appears in the December 31, 2020, Annual Report on Form 10-K of CrossFirst Bankshares, Inc.

Kansas City, Missouri February 26, 2021